UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

VISTEON CORPORATION
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
92839U107
(CUSIP Number)
David Kelly, Esq.
UBS AG
677 Washington Blvd
Stamford CT 06901
203-719-3000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 13, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92839U107

1	NAMES OF REPORTING PERSONS UBS AG directly and on behalf of certain subsidiaries

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

[WC]

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland

	7	SOLE VOTING POWER

NUMBER OF		160,817

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		160,817

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

160,817

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.12%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BK

Page 2 of 11 Pages

CUSIP No.	92839U107
This Amendment No. 1 supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined therein) with the United States Securities and Exchange Commission on May 18, 2010 (the “Schedule 13D”) relating to the shares of Common Stock, par value $1.00 per share (the “Shares”) of Visteon Corporation, a Delaware corporation (“Issuer”). Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Schedule 13D.
The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby amended as follows:

Item 1.	Security and Issuer.
This Statement on Schedule 13D relates to shares of Common Stock, par value $1.00 per share (the “Shares”) of Visteon Corporation, a Delaware corporation (“Issuer”) held by UBS AG. The address of the principal executive office of the Issuer is One Village Center Drive, Van Buren Township, Michigan 48111.

Item 2.	Identity and Background.
(a) — (c) This Schedule 13D is being filed on behalf of UBS AG (the “Reporting Person”). UBS AG’s principal business offices are located at:
Bahnhofstrasse 45
CH-8001
Zurich, Switzerland
and
Aeschenvorstadt 1
CH-4051
Basel, Switzerland
UBS AG is a major international banking and financial firm. UBS AG, a Swiss banking corporation, is publicly owned, and its shares are listed on the Zurich and New York exchanges. UBS Securities LLC is a wholly owned subsidiary of UBS AG. Like most securities firms, UBS Securities LLC is, and has been, a defendant in numerous legal actions brought by private plaintiffs relating to its securities business that allege various violations of federal and state securities laws. UBS AG files annual reports on Form 20-F with the SEC, and also files quarterly reports and certain other material information with the SEC under cover of Form 6-K. These reports are publicly available. These reports include material information about UBS Securities LLC matters, including information about any material litigation or administrative proceedings.
Further, UBS AG, UBS Securities LLC and other affiliated entities, like most large, full service investment banks and broker-dealers, receive inquiries and are sometimes involved in investigations by the Federal Reserve Bank, SEC, NYSE and various other regulatory organizations and government agencies. UBS AG and its affiliates and subsidiaries fully cooperate with the authorities in all such requests. UBS Securities LLC regularly reports to the Financial Industry Regulatory Authority, Inc on form B-D and to the SEC on the Schedule E to Form ADV investigations that result in orders. These reports are publicly available.

Page 3 of 11 Pages

CUSIP No.	92839U107
(d) — (e) During the last five years, the Reporting Person, nor to the best of the Reporting Person’s knowledge, any of the executive officers has not (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws, except as follows:
Auction Rate Securities: UBS was sued by four state regulatory authorities and was the subject of investigations by the SEC and other regulators, relating to the marketing and sale of auction rate securities (ARSs) to clients and to UBS’s role and participation in ARS auctions and underwriting of ARSs. UBS was also named in several putative class actions and individual civil suits and a large number of individual arbitrations. The regulatory actions and investigations and the civil proceedings followed the disruption in the markets for these securities and related auction failures since mid-February 2008. Plaintiffs and the regulators generally sought rescission, i. e., for UBS to purchase the ARSs that UBS sold to them at par value, as well as compensatory damages, disgorgement of profits and in some cases penalties. On 8 August 2008, UBS entered into settlements in principle with the SEC, the New York Attorney General (NYAG) and other state agencies represented by the North American Securities Administrators Association (NASAA), whereby UBS agreed to offer to buy back ARSs from eligible customers within certain time periods, the last of which begins on 30 June 2010, and to pay penalties of USD 150 million (USD 75 million to the NYAG, USD 75 million to the other states). UBS subsequently finalized its settlement with the State of Massachusetts, the SEC and the NYAG, and is continuing to finalize agreements with the other state regulators. UBS’s settlement is largely in line with similar industry regulatory settlements. The NYAG and SEC continue to investigate individuals affiliated with UBS who traded in ARSs or who had responsibility for disclosures.
US Cross-Border: UBS AG has been responding to a number of governmental inquiries and investigations relating to its cross-border private banking services to US private clients during the years 2000-2007. On 18 February 2009, UBS announced that it had entered into a Deferred Prosecution Agreement (DPA) with the US Department of Justice Tax Division (DOJ) and the United States Attorney’s Office for the Southern District of Florida, and a Consent Order with the SEC relating to these investigations. As part of these settlement agreements, among other things: (i) UBS will pay a total of USD 780 million to the United States, USD 380 million representing disgorgement of profits from maintaining the US cross-border business and USD 400 million representing US federal backup withholding tax required to be withheld by UBS, together with interest and penalties, and restitution for unpaid taxes associated with certain account relationships involving fraudulent sham and nominee offshore structures and otherwise as covered by the DPA; (ii) UBS will complete the exit of the US cross-border business out of non-SEC registered entities, as announced in July 2008, which these settlements permit UBS to do in a lawful, orderly and expeditious manner; (iii) UBS will implement and maintain an effective program of internal controls with respect to compliance with its obligations under its Qualified Intermediary (QI) Agreement with the Internal Revenue Service (IRS), as well as a revised legal and compliance governance structure in order to strengthen independent legal and compliance controls; and (iv) pursuant to an order issued by the Swiss Financial Market Supervisory Authority (FINMA), information was transferred to the DOJ regarding accounts of certain US clients as set forth in the DPA who, based on evidence available to UBS, appear to have committed tax fraud or the like within the meaning of the Swiss-US Double Taxation Treaty. Pursuant to the DPA, the DOJ has agreed that any further prosecution of UBS will be deferred for a period of at least 18 months, subject to extension under certain circumstances such as UBS needing more time to complete the implementation of the exit of its US cross-border business. If UBS satisfies all of its obligations under the DPA, the DOJ will refrain permanently from pursuing charges against UBS relating to the investigation of its US cross-border business. As part of the SEC resolution, the SEC filed a Complaint against UBS in US Federal District Court in Washington, D.C., charging UBS with acting as an unregistered broker-dealer and investment advisor in connection with maintaining its US cross-border business. Pursuant to the Consent Order, UBS did not admit or deny the allegations in that Complaint, and consented to the entry of a final judgment

Page 4 of 11 Pages

CUSIP No.	92839U107
that provides, among other things, that: (i) UBS will pay USD 200 million to the SEC, representing disgorgement of profits from the US cross-border business (this amount is included in, and not in addition to, the USD 780 million UBS is paying to the United States as described above); and (ii) UBS will complete its exit of the US cross-border business and will be permanently enjoined from violating the SEC registration requirements by providing broker-dealer or investment advisory services to US persons through UBS entities not registered with the SEC. The District Court entered the final judgment on 19 March 2009.
(f) The Reporting Persons may be deemed to be members of a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”). See Item 6 below. The Reporting Persons expressly disclaim that they have agreed to act as a group.

Item 3.	Source and Amount of Funds or Other Consideration.
The Shares were acquired in open market purchases using internally generated funds of UBS AG (“UBS”) and the affiliates that purchased the subject securities. No funds or consideration were borrowed or obtained for the purpose of acquiring the Shares.

Item 4.	Purpose of Transaction.
The Reporting Persons acquired these Shares for investment purposes. The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters specified in Item 4 of Schedule 13D except as set forth in Item 6 below, as amended or supplemented. The information set forth in Item 6 of this Schedule 13D as amended or supplemented is hereby incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.
(a) — (b) As of April 26, 2010, the number of Shares outstanding was 130,320,880 according to the Issuer’s Form 10-Q filed on April 30, 2010. As of the date hereof, the Reporting Persons are the beneficial owners of 160,817 Shares, which constitutes 0.12% of the Issuer’s outstanding Shares. The Reporting Persons have the sole power to vote and sole power to dispose of 160,817 Shares. The information set forth in Item 6 of this Schedule 13D as amended or supplemented is hereby incorporated herein by reference.
(c) Except as set forth on Exhibit A attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date of this Schedule 13D by the Reporting Persons or, to their knowledge, by any executive officer or director of the Reporting Persons.
(d) Except for clients of UBS AG or its affiliates who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, if any, held in client accounts with respect to which UBS AG or employees of UBS AG have voting or investment discretion, or both, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.
(e) Not applicable.

Page 5 of 11 Pages

CUSIP No.	92839U107

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby supplemented by adding the following at the end thereof:
On May 24, 2010, the Debtors filed with the Bankruptcy Court a Third Amended Joint Plan of Reorganization and a related Third Amended Disclosure Statement pursuant to the Bankruptcy Code. The Third Amended Joint Plan of Reorganization of the Debtors is included as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on May 27, 2010.
On June 17, 2010, the Bankruptcy Court approved the Issuer’s entry into the Equity Commitment Agreement. On June 15, 2010 by release of the Investors’ signature pages thereto, the Issuer and the Investors also entered into the First Amendment to the Equity Commitment Agreement. The First Amendment to the Equity Commitment Agreement amends, among other things, (i) Section 7.2(b) of the Equity Commitment Agreement to extend the date by which the Issuer has to use its commercially reasonable efforts to obtain an order confirming a plan of reorganization to October 4, 2010 and (ii) Section 10.1(c) of the Equity Commitment Agreement to extend the date by which the Equity Commitment Agreement and a disclosure statement must be approved by the Bankruptcy Court to June 20, 1010. The above summary of the material terms of the First Amendment to the Equity Commitment Agreement is qualified in its entirety by reference to the text of the First Amendment to the Equity Commitment Agreement, a copy of which is attached hereto as Exhibit D.
On June 14, 2010, the Debtors filed with the Bankruptcy Court a Fourth Amended Joint Plan of Reorganization of the Debtors (the “Fourth Amended Plan”) and a related Fourth Amended Disclosure Statement (“Fourth Amended Disclosure Statement”) pursuant to the Bankruptcy Code. The Fourth Amended Plan provides, among other things, that, under the Rights Offering Sub Plan (as defined in the Fourth Amended Plan), except to the extent that a holder of a Term Loan Facility Claim (as defined in the Fourth Amended Plan) agrees to a less favorable treatment, (i) if the creditor class comprised of holders of the Term Loan Facility Claims votes to accept the Fourth Amended Plan, such holders shall be paid in full in cash on the Effective Date (as defined in the Fourth Amended Plan) or as soon as practicable thereafter, or (ii) if the creditor class comprised of holders of the Term Loan Facility Claims does not vote to accept the Fourth Amended Plan, the Issuer shall have the option, subject to the reasonable consent of certain of the Investors, to seek to reinstate certain of the Term Loan Facility Claims. The Fourth Amended Plan also provides, among other things, that, under the Rights Offering Sub Plan (as defined in the Fourth Amended Plan), if the class comprised of holders of Interests (as defined in the Fourth Amended Plan) in the Issuer votes to accept the Fourth Amended Plan, certain holders of Interests in the Issuer shall receive on the Effective Date or as soon as practicable thereafter pro rata portions of (i) warrants to purchase equity in the Reorganized Debtors (as defined in the Fourth Amended Plan), and (ii) 2.0% of the Distributable Equity (as defined in the Fourth Amended Plan), except to the extent that a holder of an Interest in the Issuer agrees to a less favorable treatment. The above summary of the material terms of the Fourth Amended Plan is qualified in its entirety by reference to the text of the Fourth Amended Plan, a copy of which is included as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on June 17, 2010.
On June 15, 2010 by release of the Investors’ signature pages thereto, the Issuer and the Investors entered into the First Amendment to the Plan Support Agreement. The First Amendment to the Plan Support Agreement amends the Plan Support Agreement to conform to the Fourth Amended Plan and the Fourth Amended Disclosure Statement. The above summary of the material terms of the First Amendment to the Plan Support Agreement is qualified in its entirety by reference to the text of the First Amendment to the Plan Support Agreement, a copy of which is attached hereto as Exhibit E.

Page 6 of 11 Pages

CUSIP No.	92839U107
Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby supplemented1 by adding the following at the end thereof:
Exhibit A — Transactions in the Shares effected in the past 60 days
Exhibit B — Third Amended Joint Plan of Reorganization for Visteon Corporation and its Debtor Affiliates. (Incorporated herein by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on May 27, 2010)
Exhibit C — Fourth Amended Joint Plan of Reorganization for Visteon Corporation and its Debtor Affiliates. (Incorporated herein by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on June 17, 2010)
Exhibit D — First Amendment to Equity Commitment Agreement, dated as of June 13, 2010, by and between Visteon Corporation and certain investors.
Exhibit E — First Amendment to Plan Support Agreement, dated as of June 13, 2010, by and between Visteon Corporation and certain investors.

[1]	If the Reporting Persons traded Visteon Shares in the past 60 days, they must amend and restate Exhibit A to the Schedule 13D.

Page 7 of 11 Pages

CUSIP No.	92839U107
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 22, 2010
	By:	/s/ Anthony DeFilippis
		Name:	Anthony DeFilippis
		Title:	Executive Director

	By:	/s/ Gordon Kiesling
		Name:	Gordon Kiesling
		Title:	Executive Director

Page 8 of 11 Pages